 Filed Pursuant to Rule 253(g)(2)
File No. 024-10476

ALLEGIANCY, LLC

SUPPLEMENT NO. 1 DATED MAY 9, 2016
TO THE OFFERING CIRCULAR DATED MARCH 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of Allegiancy, LLC (“we,” “our” or “us”), dated March 15, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on the same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose our election, with the consent of W.R. Hambrecht + Co., LLC (our “Underwriter”), to extend the offering for thirty (30) days, as permitted in the Offering Circular.

Extension of the Minimum Offering Period

We commenced the offering on March 14, 2016, the day the offering statement was qualified by the Commission. The Offering Circular provided sixty (60) days following qualification to receive and accept subscriptions for the minimum offering amount, $15,050,000, subject to our ability to extend the offering for thirty (30) days with the mutual agreement of our Underwriter.

The Escrow Services Agreement by and between FundAmerica Securities, LLC (the “Escrow Agent”), our Company and our Underwriter, dated as of March 14, 2016 (the “Escrow Agreement”), provides that the escrow period will remain open until the end of the sixtieth day following March 14, 2016, as may be extended for up to thirty (30) days pursuant to written notice from our Company and our Underwriter.

On May 9, 2016, our Company and our Underwriter notified the Escrow Agent in writing that we would be extending the offering period for thirty (30) days. With the extension, the period within which we must receive and accept subscriptions for at least the minimum offering amount will terminate on June 12, 2016; provided that, if we have received and accepted subscriptions for the minimum offering amount on or before the end of June 12, 2016 then the Company may close on at least the minimum offering amount in which event this offering will continue until the date which is sixty (60) days after the initial closing of this offering or the date on which the maximum offering amount is sold, whichever occurs first.